SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                        CAPITAL ALLIANCE INCOME TRUST Ltd.,
                         A REAL ESTATE INVESTMENT TRUST
                       ------------------------------------
                                (Name of Issuer)

                            Common Stock ($.01 Par Value)
                            ----------------------------
                           (Title of Class of Securities)

                                    13971R306
                                -------------------
                               (Common CUSIP Number)

                              Richard J. Wrensen
                             c/o Capital Alliance
                           100 Pine Street, Suite 2450
                           Piedmont, California 94111
                                 (415) 288-9575
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, See the Notes).

                              (Page 1 of 16 Pages)

-----------------------                          ----------------------
CUSIP No. 13971R306               13D            Page 2 of 15 Pages
-----------------------                          ----------------------
=======================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE (ENTITIES ONLY)

                          Richard J. Wrensen
-----------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /
                                                                (b) / /
----------------------------------------------------------------------
     3         SEC USE ONLY
----------------------------------------------------------------------
     4         SOURCE OF FUNDS
                          PF
-----------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                       / /
-----------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                          USA
-----------------------------------------------------------------------
                   7      SOLE VOTING POWER
                          96,598  Common  (a)
 NUMBER OF     --------------------------------------------------------
   SHARES          8      SHARED VOTING POWER
BENEFICIALLY              - 0 -
 OWNED BY      --------------------------------------------------------
    EACH           9      SOLE DISPOSITIVE POWER
 REPORTING                96,598  Common  (a)
PERSON WITH    --------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          - 0 -
-----------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                          96,598   Common (a)
-----------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                      / /
-----------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          25.4%   Common (a)
-----------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                          IN
=======================================================================
(a) Includes 23,766 shares of Common Stock underlying options granted to Mr. Wrensen to that are exercisable within 60 days hereof.

-----------------------                          ----------------------
CUSIP No. 13971R306               13D            Page 3 of 15 Pages
-----------------------                          ----------------------


Item 1.   SECURITY AND ISSUER.

         This filing covers the Common Shares of Capital Alliance Income Trust, Ltd., A Real Estate Investment Trust, with its principal offices located at 100 Pine Street, Suite 2450, San Francisco, California, 94111.



Item 2.   IDENTITY AND BACKGROUND.

         (a) This statement is filed by Richard J. Wrensen. The foregoing is referred to as a "Reporting Person".

         (b) The business address of Richard J. Wrensen is 100 Pine Street, Suite 2450, San Francisco, California, 94111.

         (c) The principal business of Capital Alliance Advisors is management advisory services. The principal business address of Capital Alliance Advisors is 100 Pine Street, Suite 2450, San Francisco, California 94111

                  The principal occupation of Mr. Wrensen is serving as Executive Vice President and Chief Financial Officer of Capital Alliance Advisors, Inc, a management advisory company that provides management services to Capital Alliance Income Trust, Ltd., and Calliance Realty Fund, LLC.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Richard J. Wrensen is a citizen of the United States of America.

-----------------------                          ----------------------
CUSIP No. 13971R306               13D            Page 4 of 15 Pages
-----------------------                          ----------------------

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate cost of Mr. Wrensen's 96,598 Common Share balance, including commissions and income attributed to exercised options, is $977,966. The Common Shares balance includes 23,766 common shares underlying 23,766 options exercisable within 60 days. The 23,766 optionable Common Shares are assigned a cost of $0.00.

Mr. Wrensen's Common Shares were acquired with personal funds as follows:

                                    Number of      Acquisition         Price
            Date                     Shares          Method          Per Share
            --------------           -------        ---------        ---------
            December, 2000           1,000          Purchase          $ 2.88
            January, 2000            3,000          Purchase          $ 2.46
            February, 2000          10,800          Purchase          $ 3.21
            May, 2000                  400          Purchase          $ 2.94
            June, 2000               2,000          Purchase          $ 2.89
            July, 2000               1,050          Purchase          $ 2.63
            October, 2000            1,490          Purchase          $ 3.06
            November, 2000           1,660          Purchase          $ 3.00
            December, 2000          11,055          Purchase          $ 2.59
            January, 2001            1,700          Purchase          $ 2.88
            February, 2001          15,145          Purchase          $ 3.04
            March, 2001             12,000          Purchase          $ 3.07
            April, 2001              5,100          Purchase          $ 4.20
                 ---------     1 for 3  reverse  stock  split        ---------
            July, 2001                 634          Purchase          $13.18
            September, 2001            380          Purchase          $12.40
            October, 2001              220          Purchase          $12.55
            November, 2001           1,200          Purchase          $12.44
            December, 2001           4,444          Purchase          $12.31
            December, 2001           6,000          Option Exercise   $ 9.00
            February, 2002             250          Purchase          $13.85
            March, 2002              5,500          Purchase          $13.82
            March, 2002              2,474          Option Exercise   $ 9.00
            June, 2002                 420          Purchase          $16.20
            June, 2002               3,000          Option Exercise   $ 9.00
            July, 2002               1,200          Purchase          $19.50
            August, 2002             1,525          Purchase          $18.70
            February, 2003           6,700          Option Exercise   $ 9.00
            June, 2004               3,218          Option Exercise   $ 9.06
            December, 2004           5,070          Purchase          $13.79
            January, 2005            1,500          Purchase          $13.64
            February, 2005             100          Purchase          $13.80
            March, 2005                225          Purchase          $13.70
            May, 2005                  200          Purchase          $12.65
            June, 2005                 100          Purchase          $11.82
            July, 2005                 180          Purchase          $ 9.00
            August, 2005               140          Purchase          $ 8.80
            October, 2005              280          Purchase          $ 8.50
            October, 2005              930          Purchase          $ 8.30
            October, 2005              500          Purchase          $ 8.31
            November, 2005             500          Purchase          $ 8.49
            November, 2005             100          Purchase          $ 8.49
            December 2, 2005           389          Purchase          $ 8.50

                       TRANSACTIONS WITHIN THE LAST 60 DAYS

            December 9, 2005           148          Purchase          $ 8.41
            December 15, 2005          500          Purchase          $ 8.01
            December 30, 2005          152          Purchase          $ 7.50
            December 30, 2005          500          Purchase          $ 7.40
            February 1, 2006           600          Purchase          $ 7.22
            February 3, 2006         1,000          Purchase          $ 7.12
            February 6, 2006           500          Purchase          $ 7.10

-----------------------                          ----------------------
CUSIP No. 13971R306                13D            Page 5 of 15 Pages
-----------------------                          ----------------------

Item 4.        PURPOSE OF TRANSACTION

         (a)      Mr. Wrensen may acquire additional securities of the Issuer.

         (b) If not addressed by the current Board of Directors, Mr. Wrensen will seek to reorganize Capital Alliance Income Trust's subsidiary, Capital Alliance Funding Corporation. Such reorganization may result in Capital Alliance Funding Corporation's liquidation.

         (c) If not addressed by the current Board of Directors, Mr. Wrensen will seek to reorganize Capital Alliance Income Trust's subsidiary, Capital Alliance Funding Corporation. Such reorganization may result in Capital Alliance Funding Corporation's disposition.

         (d) On Sunday February 12, 2006, Mr. Wrensen delivered a letter and the requisite nominating information to the Issuer nominating James L. Grainer, Alan R. Jones and Ace J. Blackburn, Jr. (collectively, the "Nominees"), for election to the Issuer's Board of Directors as independent directors(at the Issuer's 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting")). A copy of this letter is attached hereto as Exhibit A and is incorporated herein by reference.

         (e) Mr. Wrensen will seek changes to the Issuer's capital structure as operating results improve and the incurrence of debt or issuance of additional equity securities would not be destructive to shareholder value. The restoration of dividends will be governed by the dividend distribution requirements of the Internal Revenue Code. Mr. Wrensen does not advocate a dividend policy that results in a return of capital.

         (f) The Issuer's current investment policy does not adequately address risk and profitability. The Issuer's manager also obfuscates accountability in the subsidiary's origination process and the Issuer's manager enjoys an overly favorable loan origination and servicing contract. Consequently, the Issuer has absorbed higher costs and inadequately profitable loans in its mortgage portfolio and has failed to provide an adequate return on shareholder equity. Mr. Wrensen proposes to correct these investment and operational shortfalls. Investment policy changes will include a risk based, market acceptable return on equity approach to mortgage acquisitions, improved accountability in the origination process and more competitively priced, incentive based, co-terminus management service contracts.

                  Mr. Wrensen also proposes that the Issuer concentrate on the acquisition of financeable, higher dollar valued, high yielding, whole mortgage loans and mortgage securities and that the Issuer broaden the existing investment policy to allow greater flexibility in collateral suitability and investments choices, consistent with a risk adjusted, acceptable return on equity for investment opportunities available to Real Estate Investment Trusts.

         (g) Mr. Wrensen seeks the following governance changes: minimum Common Share ownership levels for all directors or officers that increase with each year's service as a director or officer, the annual election of all directors, a required majority of independent directors, a mandatory retirement age for directors and officers and enforcement of the existing Bylaws which restrict management contracts to a two (2) year term.

         (h)      There are no plans to delist the common shares.

         (i) The Nominees were selected to install a younger, more qualified and energetic Board of Directors, to establish a majority of independent directors, to focus on creating shareholder value and to appoint a more appropriate person to lead the senior management team.

-----------------------                          ----------------------
CUSIP No. 13971R306                13D            Page 6 of 15 Pages
-----------------------                          ----------------------

     Item 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate percentage of Common Shares reported owned by Richard Wrensen is based upon 380,532 Common Shares outstanding, which comprise the total number of Common Shares outstanding as known to the Reporting Person as of February 15, 2006.

                  As of the close of business on February 15, 2006, Richard Wrensen beneficially owned 96,598 Common Shares, constituting approximately 25.4% of the Common Shares outstanding. Mr. Wrensen's beneficially owned Common Shares consists of (i) 72,832 Common Shares and (ii) 23,766 Common Shares underlying options exercisable within 60 days of the date hereof, which collectively constitutes approximately 25.4% of the Common Shares outstanding.

         (b) Mr. Wrensen has sole power to vote and dispose of 72,832 common shares. The power to vote and dispose of these shares is not shared.

      (c) TRANSACTIONS WITHIN THE LAST 60 DAYS

                                Number of      Acquisition       Price
            Date                 Shares          Method         Per Share
            -----------------   -------     ---------------     ---------
            December 9, 2005      148       Market Purchase       $ 8.41
            December 15, 2005     500       Market Purchase       $ 8.01
            December 30, 2005     152       Market Purchase       $ 7.50
            December 30, 2005     500       Market Purchase       $ 7.40
            February 1, 2006      100       Market Purchase       $ 7.25
            February 1, 2006      500       Market Purchase       $ 7.21
            February 3, 2006      500       Market Purchase       $ 7.10
            February 3, 2006      500       Market Purchase       $ 7.14
            February 6, 2006      500       Market Purchase       $ 7.10

         (d)  Not applicable

         (e)  Not applicable


         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH REPECT TO SECURITIES OF THE ISSUER

         Richard Wrensen has orally promised to support the election of the Nominees to the Issuer's Board of Directors and to consider solicitation of proxies, if the Nominees are not included in the Issuer's proxy statement.


         Item 7. MATERIALS TO BE FILED AS EXHIBITS

                  Exhibit A. Director Nomination Letter from Richard J. Wrensen to Capital Alliance Income Trust, dated February 10, 2006.

                  Exhibit B. Supplemental Information Statement on the Nominees.

-----------------------                          ----------------------
CUSIP No. 13971R306               13D             Page 7 of 15 Pages
-----------------------                          ----------------------


                              SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 21, 2006

                                           By:  /s/ Richard J. Wrensen
                                                ----------------------
                                                Richard J. Wrensen

-----------------------                          ----------------------
CUSIP No. 13971R306                 13D          Page 8 of 15 Pages
-----------------------                          ----------------------



                                    EXHIBIT A

                               Richard J. Wrensen
                               Six Parkside Drive
                               Piedmont, CA. 94611


February 10, 2006


Ms. Jennifer Austin                                   VIA FACSIMILE
Corporate Secretary
Capital Alliance Income Trust
100 Pine Street - Suite 2450
San Francisco, California  94111

Re: Capital Alliance Income Trust - Board of Directors Nomination

Dear Ms Austin,

Pursuant to Article II item 2.3 of Capital Alliance Income Trust's Bylaws, enclosed are the requisite nominating information and the consent of James L. Grainer, Alan R. Jones and Ace J. Blackburn Jr. to serve as Directors of Capital Alliance Income Trust, if so elected.

Respectfully,


/s/ Richard J. Wrensen
----------------------
Richard J. Wrensen


                                     1 of 7

----------------------                            ---------------------
CUSIP No. 13971R306                13D            Page 9 of 15 Pages
----------------------                            ---------------------
Capital Alliance Income Trust
Bylaws
Article II

2.3 Nomination of Directors

Item (a)
Nominating Shareholder:                           Nominee:
-----------------------                           --------

     Richard J. Wrensen                           James L. Grainer
     Six Parkside Drive                           449 West Neck Road
     Piedmont, California  94611                  Lloyd Harbor, New York  11743

Item (b)
Richard Wrensen holds ten percent (10%) or more of the Shares outstanding of Capital Alliance Income Trust entitled to vote. Mr. Wrensen will remain a Capital Alliance Income Trust voting shareholder through the entire nomination and election process. If Mr. Grainer does not appear on the Capital Alliance Income Trust proxy, Mr. Wrensen may effect proxy solicitations and appear in person or by proxy to nominate Mr. James L. Grainer to Capital Alliance Income Trust's Board of Directors as an independent Director.

Item (c)
There are no arrangements or understandings between the nominating shareholder and Mr. Grainer or any other person or persons pursuant to which the nomination is made.

Item (d)
James L. Grainer, 51 years of age

Mr. Grainer has made his career in the fields of investment banking, capital markets and financial management. Currently he is President and Chief Financial Officer of Greenshift Corporation, a publicly listed alternative energy and environmental consulting firm. From 2003 until June 2004, Mr. Grainer was the Chief Financial Officer of Polo Linen where he oversaw financial management, strategic planning and business development. From 2001 until 2003 Mr. Grainer was the Managing Director of Investment Banking and headed the investment banking group at Zanett Securities, a merchant banking firm headquartered in New York City. From 1992 until 2001 he was a Managing Director in the investment Banking Group of Prudential Securities. Additionally Mr. Grainer served as a member of the Management Committee for the Prudential Securities Private Equity Fund and held other senior financial management positions. Prior to joining Prudential Securities he was a Senior Tax Manager with Deloitte & Touche. Mr. Grainer is licensed as a certified public accountant in the State of New York.

Item (e)
If elected, Mr. Grainer consents to serve on Capital Alliance Income Trust's Board of Director


                                     2 of 7

-----------------------                           ---------------------
CUSIP No. 13971R306                13D           Page 10 of 15 Pages
-----------------------                           ---------------------


                                James L. Grainer
                               449 West Neck Road
                          Lloyd Harbor, New York 11743


February 10, 2006


Board of Directors
Capital Alliance Income Trust                         VIA FACSIMILE
100 Pine Street
Suite 2450
San Francisco, California

Gentlemen:

If elected to the Capital Alliance Income Trust Board of Directors, I agree to serve.

                                            Respectfully,



                      Signature:            /s/James Grainer
                                            ----------------
                      Name:                 James Grainer
                      Home Address:         449 West Neck Road
                                            Lloyd Harbor, New York  11743







                                     3 of 7

----------------------                           ----------------------
CUSIP No. 13971R306                13D           Page 11 of 15 Pages
----------------------                           ----------------------
Capital Alliance Income Trust
Bylaws
Article II

2.3 Nomination of Directors

Item (a)
Nominating Shareholder:                              Nominee:
----------------------                               --------

         Richard J. Wrensen                          Alan R. Jones
         Six Parkside Drive                          2025 Laguna Vista Drive
         Piedmont, California  94611                 Novato, California   94945

Item (b)
Richard Wrensen holds ten percent (10%) or more of the Shares outstanding of Capital Alliance Income Trust entitled to vote. Mr. Wrensen will remain a Capital Alliance Income Trust voting shareholder through the entire nomination and election process. If Mr. Alan R. Jones is not included in the Capital Alliance Income Trust proxy, Mr. Wrensen may effect proxy solicitations and will appear in person or by proxy to nominate Mr. Alan R. Jones to Capital Alliance Income Trust's Board of Directors as an Independent Director.

Item (c)
There are no arrangements or understandings between the nominating shareholder and Mr. Jones or any other person or persons pursuant to which the nomination is made.

Item (d)
Alan R. Jones, 51 years of age

Mr. Jones has made his career in the fields of investment banking, venture capital and investment management consulting. Since 2004 he has served as Managing Partner of A. R. Jones & Associates, LLC, a diversified placement agent specialized in investment management, private equity and commercial real estate. From 2000 until 2004, Mr. Jones was a founding Managing Partner of Rampant Venture Group, a venture capital firm. From 1981 to 2000 Mr. Jones worked for Morgan Stanley and Salomon Brothers in both New York and San Francisco. Mr. Jones is a Trustee of the Phillips Exeter Academy and a Board Member of the Student Conservation Association. He has a BA from Dartmouth College and an MBA from the Wharton School at the University of Pennsylvania.

Item (e)
If elected, Mr. Jones consents to serve on Capital Alliance Income Trust's Board of Directors.


                                     4 of 7

----------------------                           ----------------------
CUSIP No.  13971R306             13D             Page 12 of 15 Pages
----------------------                           ----------------------

                                  Alan R. Jones
                             2025 Laguna Vista Drive
                            Novato, California 94945


February 10, 2006


Board of Directors
Capital Alliance Income Trust                    VIA FACSIMILE
100 Pine Street
Suite 2450
San Francisco, California  94111

Gentlemen:

If elected to the Capital Alliance Income Trust Board of Directors, I agree to serve.

                                                 Respectfully,


                      Signature:                 /s/Alan R. Jones
                                                 ----------------
                      Name:                      Alan R. Jones
                      Home Address:              2025 Laguna Vista Drive
                                                 Novato, California    94945






                                     5 of 7

----------------------                           ----------------------
CUSIP No. 13971R306               13D            Page 13 of 15 Pages
----------------------                           ----------------------
Capital Alliance Income Trust
Bylaws
Article II


2.3 Nomination of Directors

Item (a)
Nominating Shareholder:                              Nominee:
-----------------------                              --------

         Richard J. Wrensen                          Ace J. Blackburn Jr.
         Six Parkside Drive                          17005 Dos Amigos Way
         Piedmont, California  94611                 Poway, California    92064

Item (b)
Richard Wrensen holds ten percent (10%) or more of the Shares outstanding of Capital Alliance Income Trust entitled to vote. Mr. Wrensen will remain a Capital Alliance Income Trust voting shareholder through the entire nomination and election process. If Mr. Ace J. Blackburn Jr. is not included in the Capital Alliance Income Trust proxy, Mr. Wrensen may effect proxy solicitations and will appear in person or by proxy to nominate Mr. Blackburn to Capital Alliance Income Trust's Board of Directors as an Independent Director.

Item (c)
There are no arrangements or understandings between the nominating shareholder and Mr. Blackburn or any other person or persons pursuant to which the nomination is made.

Item (d)
Ace J. Blackburn Jr., 50 years of age

Mr. Blackburn is the General Council, Senior Vice President and Chief Financial Officer of Trango Broadband Wireless. Trango, a San Diego California headquartered company, has a global presence in the manufacturing of fixed broadband wireless products. From 1992 until 2005, Mr. Blackburn was a litigation and defense partner at Cooney, Mattson, Lance, Blackburn, Richards & O'Conner where he worked with and advised many Fortune 100 companies on defense litigation and business issues. He has a BA in economics from Brown University and an MBA and JD from the University of Miami.

Item (e)
If elected, Mr. Blackburn consents to serve on Capital Alliance Income Trust's Board of Directors.



                                     6 of 7

-----------------------                          ----------------------
CUSIP No. 13971R306                13D           Page 14 of 15 Pages
-----------------------                          ----------------------



                              Ace J. Blackburn Jr.
                              17005 Dos Amigos Way
                             Poway, California 92064


February 10, 2006


Board of Directors
Capital Alliance Income Trust                      VIA FACSIMILE
100 Pine Street
Suite 2450
San Francisco, California  94111

Gentlemen:

If elected to the Capital Alliance Income Trust Board of Directors, I agree to serve.

                                             Respectfully,

                 Signature:                  /s/ Ace J. Blackburn Jr.
                                             ------------------------
                 Name:                       Ace J. Blackburn Jr.
                 Home Address:               17005 Dos Amigos Way
                                             Poway, California    92064






                                     7 of 7

-----------------------                          ----------------------
CUSIP No. 13971R306                    13D          Page 15 of 15 Pages
-----------------------                          ----------------------



                                    EXHIBIT B


                            SUPPLEMENTAL INFORMATION

         James L. Grainer does not own any securities of Capital Alliance Income Trust, Ltd.

         Alan R. Jones does not own any securities of Capital Alliance Income Trust, Ltd.

         Ace J. Blackburn does not own any securities of Capital Alliance Income Trust, Ltd.